UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number 1-12378

Profit Sharing Plan of NVR, Inc. and Affiliated Companies

(Full name of the Plan)

NVR, Inc.

11700 Plaza America Drive, Suite 500

Reston, Virginia 20190

(703) 956-4000

(Name of issuer of securities held pursuant to the Plan and the address and phone number of its principal executive offices)

PROFIT SHARING PLAN OF NVR, INC.

AND AFFILIATED COMPANIES

Form 11-K

Report of Independent Registered Public Accounting Firm

Profit Sharing Committee

NVR, Inc and Affiliated Companies:

We have audited the accompanying statements of net assets available for plan benefits of the Profit Sharing Plan of NVR, Inc. and Affiliated Companies (the Plan) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014 in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying schedule Schedule H, line 4(i) schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2014 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying Schedule H, line 4(i) schedule of assets (held at end of year) as of December 31, 2014 is fairly stated in all material respects in relation to the 2014 financial statements as a whole.

/s/ KPMG LLP
McLean, Virginia June 26, 2015

PROFIT SHARING PLAN OF NVR, INC.

AND AFFILIATED COMPANIES

Statements of Net Assets Available for Plan Benefits

December 31, 2014 and 2013

(in thousands)

	December 31,
	2014	2013
ASSETS
Investments:
Plan interest in master trust, at fair value	$319,602	$281,460
Receivables:
Loans to participants	6,242	5,974
Interest, dividends and other	8	75

Total receivables	6,250	6,049

Total assets	325,852	287,509

LIABILITIES
Due to participants	179	1

Total liabilities	179	1

Net assets reflecting all investments at fair value	325,673	287,508
Adjustments from fair value to contract value forfully benefit-responsive investment contracts	(243)	(258)

Net assets available for plan benefits	$325,430	$287,250

See accompanying notes to financial statements.

PROFIT SHARING PLAN OF NVR, INC.

AND AFFILIATED COMPANIES

Statement of Changes in Net Assets Available for Plan Benefits

For the Year Ended December 31, 2014

(in thousands)

Additions to net assets attributable to:
Participation in investment income of master trust:
Net appreciation in fair value of investments	$18,131
Interest and dividends	14,655

32,786
Contributions:
Employee	18,703
Employer	2,912
Rollovers	1,580

23,195

Total additions	55,981

Deductions from net assets attributable to:
Benefits paid to participants	(17,775)
Administrative expenses	(26)

Total deductions	(17,801)

Net increase in assets available for plan benefits	38,180
Net assets available for plan benefits at beginning of year	287,250

Net assets available for plan benefits at end of year	$325,430

See accompanying notes to financial statements.

PROFIT SHARING PLAN OF NVR, INC.

AND AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2014 and 2013

(dollars in thousands)

1. Description of Plan and Benefits

The following description of the Profit Sharing Plan of NVR, Inc. and Affiliated Companies (the “Plan” or “PSP”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution, profit-sharing retirement plan, and covers substantially all employees of NVR, Inc. and its affiliated companies (“NVR” or “the Company”). The Plan is administered by a Profit Sharing Committee (the “Plan Administrator”), which is designated by the Board of Directors of NVR, Inc. (the “Board”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Plan Year begins each January 1st and ends each December 31st.

Employee Eligibility

All full-time and part-time employees are eligible to participate in the Plan immediately upon employment. The Plan excludes any employee covered by a collective bargaining agreement negotiated in good faith with the Company and leased employees.

Contributions

The Plan provides for eligible Plan participants to make voluntary salary deferral contributions (“VSDC”) from 1% to 50% of their current salary on a combined pre-tax and post-tax basis into the Plan for investment. All investment funds provided in the Plan are available for employee VSDC. A participant’s pre-tax deferral was limited to a maximum contribution of $17.5 during both 2014 and 2013. Participants who reached age 50 or older before the close of the calendar year and have deferred the maximum amount allowed under the Plan have the option to make additional pre-tax salary deferrals. The maximum “catch-up” contribution for both 2014 and 2013 was $5.5. Participants may change their salary deferral percentages periodically, but participants generally cannot withdraw fund balances before termination, retirement, death or total permanent disability unless certain hardship conditions exist.

In accordance with the Plan, the Company may declare a program of matching contributions. In both 2014 and 2013, the Company matched up to the first one thousand dollars of individual participants’ VSDC. NVR contributed $2,899 and $2,605 in matching contributions during 2014 and 2013, respectively. Matching contributions are invested in participant’s accounts in the Plan as directed by participants.

Vesting and Forfeitures

Employees vest in Company matching contributions at the rate of 20% per year beginning with the completion of the second year of service. Employees also become 100% vested upon reaching age 60 or upon an employee’s termination on account of death or total disability. Participants are fully vested at all times in their VSDC account balances. Forfeitures of unvested amounts relating to terminated employees

PROFIT SHARING PLAN OF NVR, INC.

AND AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2014 and 2013

(dollars in thousands)

are allocated annually to all eligible participants in the Plan as of December 31, based upon the proportion that the participant’s compensation for that Plan Year bears to the total compensation received for such year by all participants sharing in the allocation, subject to the annual addition limitation and nondiscrimination requirement imposed under the Internal Revenue Code. Forfeitures of $392 and $168 in 2014 and 2013, respectively, were allocated to participant accounts in 2015 and 2014, respectively.

Investment Options

The Company selects the number and type of investment options available. The Plan’s recordkeeper (“Recordkeeper”) is responsible for maintaining an account balance for each participant. Each participant instructs the Recordkeeper how to allocate their account balances. The Recordkeeper values account balances daily. Each investment fund’s income and expenses are allocated to participant accounts daily in relation to their respective account balances. Each account balance is based on the value of the underlying investments in each account. Generally, participants may elect to change how future contributions are allocated or may transfer current account balances among investment options.

Payments of Benefits

Depending on various provisions and restrictions of the Plan, the method of benefit payment can be in the form of a lump-sum distribution or based on a deferred payment schedule. Amounts remaining in the Plan as a result of deferred payments are subject to daily fluctuations in value based on the underlying investments in each account.

Participant Loans

Loans are made available to all participants on a nondiscriminatory basis in accordance with the specific provisions set forth in the Plan. The amount of a loan generally cannot exceed the lesser of $50 or one-half of a participant’s total vested account balance as of the loan origination date. Generally, a loan bears interest at a fixed rate which is determined by the Profit Sharing Trust Committee. Such rate for all outstanding loans was prime plus 1% set at the date of loan origination. All loans are subject to specific repayment terms and are secured by the participant’s nonforfeitable interest in his/her account equivalent to the principal amount of the loan. Participants must pay any outstanding loans in full upon termination of service with the Company. Loans not repaid within the timeframe specified by the Plan subsequent to termination are considered to be in default and treated as a distribution to the terminated participant. Participant loans are recorded at unpaid principal plus accrued interest.

Administrative Expenses

Loan origination fees and trustee fees are paid by the Plan. All other administrative expenses are paid directly by the Company.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

PROFIT SHARING PLAN OF NVR, INC.

AND AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2014 and 2013

(dollars in thousands)

Investment Income

Interest income from investments is recorded on the accrual basis of accounting. Dividend income is recorded on the ex-dividend date. Investment transactions are accounted for on a trade-date basis. Realized gains and losses on sales of investments are based on the change in market values from the investment transactions’ acquisition dates.

Investment Valuation and Transactions

All investments are carried at fair value except for fully benefit-responsive investment contracts. Under accounting standards generally accepted in the United States of America (“GAAP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for plan benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Net Assets Available for Plan Benefits adjusts the value of the investment contract from fair value to contract value.

Net unrealized appreciation and depreciation is measured and recognized in the Statement of Changes in Net Assets Available for Plan Benefits as the difference between the fair value of investments remeasured at the financial statement date and the fair value at the beginning of the Plan Year or the original measurement at the investment purchase date if purchased during the Plan Year. Purchase and sale transactions are recorded on a trade-date basis.

Fair Value Measurements

Accounting Standard Codification (“ASC”) Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability, in an orderly transaction between market participants at the measurement date. ASC Topic 820 establishes a fair value hierarchy for those instruments measured at fair value that distinguishes between assumptions based on market data (observable inputs) and the Plan’s assumptions (unobservable inputs). The hierarchy consists of three levels:

Level 1 –	Quoted market prices in active markets for identical assets or liabilities.

Investments in registered investment companies, shares of the Company’s common stock, other common and preferred stock and cash are valued using quoted prices in active markets.

Level 2 –	Inputs other than Level 1 inputs that are either directly or indirectly observable.

Investments in a common collective trust (the “Fidelity Managed Income Portfolio” or the “Fund”) are valued using the net asset value (NAV) provided by the trustee. The NAV is quoted in a private market, and is based on the fair value of the underlying assets owned by the Fund, which are predominantly traded in an active market. These investments are redeemable with the Fund at contract value under the Fund’s terms of operations. It is possible that these redemption rights may be restricted by the Fund in the future in accordance with the terms. Due to the nature of the investments held by the Fund, changes in market conditions and the economic environment may significantly impact the net asset value of the Fund, and the Plan’s interest in the Fund.

PROFIT SHARING PLAN OF NVR, INC.

AND AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2014 and 2013

(dollars in thousands)

The Plan also holds other assets and liabilities not measured at fair value, but for which fair value is required to be disclosed, including loans to participants and amounts due to participants. The fair value of these assets and liabilities approximates the carrying amounts in the accompanying financial statements due to either the short-term maturity of the instruments or because stated interest rates approximate market rates for instruments with similar terms and characteristics. Under the fair value hierarchy, these financial instruments are valued primarily using Level 2 inputs.

Level 3 –	Unobservable inputs developed using estimates and assumptions developed by the Plan, which reflect those a market participant would use.

The Plan has no investments valued using Level 3 inputs.

The following table presents the financial instruments the Plan measured at fair value on a recurring basis, based on the fair value hierarchy as of December 31, 2014:

	Basis of Fair Value Measurements
	Level 1	Level 2	Level 3	Total
Fair Value Measurements:
Investments in registered investment companies:
Domestic equities – small cap	$12,839	$—	$—	$12,839
Domestic equities – mid cap	26,147	—	—	26,147
Domestic equities – large cap	103,079	—	—	103,079
International equities	16,345	—	—	16,345
Life cycle/target date funds	59,676	—	—	59,676
Bond funds	7,663	—	—	7,663

Subtotal	225,749	—	—	225,749
NVR, Inc. common stock	74,236	—	—	74,236
Investments in common/collective trusts	—	16,651	—	16,651
Other common stock	1,717	—	—	1,717
Cash	1,249	—	—	1,249

Total	$302,951	$16,651	$—	$319,602

PROFIT SHARING PLAN OF NVR, INC.

AND AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2014 and 2013

(dollars in thousands)

The following table presents the financial instruments the Plan measures at fair value on a recurring basis, based on the fair value hierarchy as of December 31, 2013:

	Basis of Fair Value Measurements
	Level 1	Level 2	Level 3	Total
Fair Value Measurements:
Investments in registered investment companies:
Domestic equities – small cap	$12,666	$—	$—	$12,666
Domestic equities – mid cap	23,618	—	—	23,618
Domestic equities – large cap	87,424	—	—	87,424
International equities	16,562	—	—	16,562
Life cycle/target date funds	46,784	—	—	46,784
Bond funds	6,928	—	—	6,928

Subtotal	193,982	—	—	193,982
NVR, Inc. common stock	67,276	—	—	67,276
Investments in common/collective trusts	—	17,084	—	17,084
Other common stock	1,734	—	—	1,734
Cash	1,384	—	—	1,384

Total	$264,376	$17,084	$—	$281,460

Payments of Benefits

Benefits are recorded as deductions when paid. At December 31, 2014 and 2013, refunds of $179 and $1, respectively, were due to participants for excess contributions made during the Plan Year and are reflected as a reduction of employee contributions in the Statement of Changes in Net Assets Available for Plan Benefits and in the “Due to participants” line item on the Statement of Net Assets Available for Plan Benefits.

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with GAAP requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of Plan activity during the reporting period. Accordingly, actual results may differ from those estimates.

3. Investments

The investments of the Plan are maintained in a master trust with the investments of the NVR, Inc. Employee Stock Ownership Plan (“ESOP”). The Plan’s share of changes in the master trust and the value of the master trust have been reported to the Plan by the trustee as having been determined through the use of fair values for all investments, except for fully benefit-responsive investment contracts which are adjusted from fair value to contract value. See Note 2 for further discussion of fully benefit-responsive investment contracts. The undivided interest of each Plan in the master trust is increased or decreased (as the case may be) (i) for the entire amount of every contribution received on behalf of the Plan, every benefit payment, or other expense attributable solely to such Plan, and every other transaction relating only to such Plan; and (ii) for accrued income, gain or loss, and administrative expense attributable solely to such Plan. The Plan’s interest in the master trust was approximately 44% as of both December 31, 2014 and 2013.

PROFIT SHARING PLAN OF NVR, INC.

AND AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2014 and 2013

(dollars in thousands)

The following table presents the investments in the master trust at fair value for all investments, except for fully benefit-responsive investment contracts which are presented at contract value:

	December 31,
	2014	2013
NVR, Inc. common stock	$418,595	$359,347
Investments in registered investment companies	274,343	235,949
Investments in common/collective trusts	31,184	32,582
Other common and preferred stock	2,358	2,182
Cash	1,440	1,979

Total	$727,920	$632,039

The interests of each of the PSP and ESOP participating in the master trust investments at December 31, 2014 and 2013 were as follows:

	2014	2013
NVR, Inc. Employee Stock Ownership Plan	$408,561	$350,837
Profit Sharing Plan of NVR, Inc. and Affiliated Companies	319,359	281,202

Net investment assets in master trust	$727,920	$632,039

Net investment income for the master trust for the year ended December 31, 2014 was as follows:

Net investment income due to appreciation of;
Common and preferred stock	$84,040
Investments in registered investment companies	3,227
Interest	268
Dividends	17,578

Net investment income in master trust	$105,113

PROFIT SHARING PLAN OF NVR, INC.

AND AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2014 and 2013

(dollars in thousands)

The interest of each of the PSP and ESOP participating in the net investment income in the master trust for the year ended December 31, 2014, was as follows:

NVR, Inc. Employee Stock Ownership Plan	$72,327
Profit Sharing Plan of NVR, Inc. and Affiliated Companies	32,786

Net investment income in master trust	$105,113

The income allocation variance between the PSP and ESOP is driven primarily by the investment mix within the respective plans. The ESOP requires holdings to be predominately invested in NVR, Inc. common stock; whereas the PSP has no similar requirements and thus holdings within the PSP are diversified among multiple investments.

The fair value of the investments of the master trust attributable to the Plan which represent 5% or more of the Plan’s net assets at the end of each year, were as follows:

	December 31,
	2014	2013
Registered Investment Companies:
Fidelity Growth Company Fund	$38,294	$32,960
Fidelity Balanced Fund	25,558	21,189
Fidelity Equity Dividend Income Fund	19,395	17,521
Fidelity Diversified International Fund (1)	—	16,293
Spartan 500 Institutional Index Fund	18,264	14,749
Common/Collective Trust:
Fidelity Managed Income Portfolio Fund (2)	$16,408	$16,826
Employer securities:
NVR, Inc. common stock	$74,236	$67,276

(1)	Investment amount did not exceed 5% of the Plan’s net assets at December 31, 2014.
(2)	Investment amounts at contract value. The fair value of the investment was $16,651 and $17,084 at December 31, 2014 and 2013, respectively.

4. Tax Status

The Plan received its latest determination letter on May 17, 2012 which stated that the Plan is qualified under section 401(a) of the Internal Revenue Code (the “Code”) and its related Trust is exempt from tax under section 501(a) of the Code. The Plan has been amended since receiving the determination letter; however, in the opinion of the Plan Administrator, the Plan and its underlying trust have operated within the terms of the Plan and remain qualified under the applicable provisions of the Code.

PROFIT SHARING PLAN OF NVR, INC.

AND AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2014 and 2013

(dollars in thousands)

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

5. The Stable Value Fund

The Plan invests in fully benefit-responsive synthetic guaranteed investment contracts (“GICs”) as part of offering the Fidelity Managed Income Portfolio Fund (the “Fund”). Contributions to the Fund are invested in a portfolio of high quality short- and intermediate-term U.S. bonds, including U.S. government treasuries, corporate debt securities, and other high-credit quality asset-backed securities.

Participant accounts in the Fund are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The GIC issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

As discussed in Note 2, because the GICs are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the GICs. The average yield of the Fund based on actual earnings was 1.67% and 1.54% at December 31, 2014 and 2013, respectively. The average yield of the Fund based on interest rates credited to participants was 1.07% and 0.89% at December 31, 2014 and 2013, respectively.

6. Plan Termination

Although it has not expressed any intent to do so, the Plan Administrator has the right under the Plan to discontinue contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of a Plan termination, partial Plan termination or if the Sponsor suspends contributions indefinitely, affected participants will become fully vested in their accounts.

7. Parties-In-Interest

At December 31, 2014 and 2013, Plan investments of $227,315 and $196,311, respectively, are with parties-in-interest as they are investment funds of the trustee and recordkeeper, Fidelity Management Trust Company and Fidelity Investments Institutional Operations Company, Inc.

At December 31, 2014 and 2013, investments held by the Plan included 58,209 shares and 65,570 shares of NVR, Inc. common stock, with a fair value of approximately $74,236 and $67,276, respectively. These qualify as exempt parties-in-interest transactions.

PROFIT SHARING PLAN OF NVR, INC.

AND AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2014 and 2013

(dollars in thousands)

8. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

9. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation from the financial statements to the Form 5500 of plan interest in master trust:

	December 31,
	2014	2013
Plan interest in master trust as reported in the financial statements	$319,602	$281,460
Other receivables	8	—

Plan interest in master trust as reported in the Form 5500	$319,610	$281,460

The following is a reconciliation from the financial statements to the Form 5500 of net assets available for plan benefits:

	December 31,
	2014	2013
Net assets available for plan benefits as reported in the financial statements	$325,430	$287,250
Fully benefit responsive investment contracts (a)	243	258
Deemed distributions (b)	(179)	(206)

Net assets available for plan benefits as reported in the Form 5500	$325,494	$287,302

PROFIT SHARING PLAN OF NVR, INC.

AND AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2014 and 2013

(dollars in thousands)

The following is a reconciliation from the financial statements to the Form 5500 of total additions/income:

Year ended December 31, 2014
Total additions to plan assets as reported in the financial statements	$55,981
Fully benefit responsive investment contracts, prior year adjustment (a)	(258)
Fully benefit responsive investment contracts, current year adjustment (a)	243
Interest accrued on deemed distributions (b)	(13)
Corrective distributions (c)	179

Total additions to plan assets as reported in the Form 5500	$56,132

The following is a reconciliation from the financial statements to the Form 5500 of benefits paid to participants:

Year ended December 31, 2014
Benefit payments to participants as reported in the financial statements	$17,775
Disbursements related to deemed distributions (b)	(41)
Corrective distributions (c)	179

Benefit payments to participants as reported in the Form 5500	$17,913

(a)	Fully benefit-responsive investment contracts are included in the financial statements at contract value as opposed to at fair value in the Form 5500. See Note 2 for additional discussion of fully benefit-responsive investment contracts.
(b)	Deemed distributions represent defaulted loan balances for which there were no post-default payment activity. These distributions are not included in the loan balance, and in turn, are not included in the net assets available for plan benefits, for reporting purposes in the Form 5500 but are reflected in the total loan balance for financial statement reporting purposes.
(c)	Corrective distributions relate to amounts due to participants for current plan year excess contributions and are reported as a reduction to employee contributions in the financial statements and as distributions in the Form 5500.

PROFIT SHARING PLAN OF NVR, INC.

AND AFFILIATED COMPANIES

EIN: 54-1394360

Plan Number: 333

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2014

(Dollars in thousands)

Column A	Column B	Column C	Column D

	Identity of issue, borrower, lessor, or similar party	Description of investment	Current Value

	Registered Investment Companies
*	Fidelity Retirement Money Market	Registered investment company – 11,353 shares	$11
*	Fidelity Total Bond	Registered investment company – 687,013 shares	7,337
*	Fidelity Balanced K	Registered investment company – 1,122,440 shares	25,558
*	Fidelity Diversified Int’l K	Registered investment company – 468,660 shares	16,117
*	Fidelity Equity Dividend Income K	Registered investment company – 724,520 shares	19,395
*	Fidelity Growth Co K	Registered investment company – 290,724 shares	38,294
*	Fidelity Low Priced Stk K	Registered investment company – 227,974 shares	11,444
*	Fidelity Mid Cap Stock K	Registered investment company – 369,470 shares	14,184
*	Fidelity Freedom K Income	Registered investment company – 146,475 shares	1,734
*	Fidelity Freedom K 2005	Registered investment company – 5,351 shares	69
*	Fidelity Freedom K 2010	Registered investment company – 104,644 shares	1,381
*	Fidelity Freedom K 2015	Registered investment company – 223,783 shares	3,044
*	Fidelity Freedom K 2020	Registered investment company – 570,345 shares	8,122
*	Fidelity Freedom K 2025	Registered investment company – 396,671 shares	5,895
*	Fidelity Freedom K 2030	Registered investment company – 460,285 shares	6,983
*	Fidelity Freedom K 2035	Registered investment company – 333,031 shares	5,199
*	Fidelity Freedom K 2040	Registered investment company – 827,276 shares	12,947
*	Fidelity Freedom K 2045	Registered investment company – 419,480 shares	6,737
*	Fidelity Freedom K 2050	Registered investment company – 367,988 shares	5,951
*	Fidelity Freedom K 2055	Registered investment company – 135,860 shares	1,617
*	Fidelity Nasdaq Composite Index	Registered investment company – 50 shares	3
*	Fidelity Floating Rate High Income	Registered investment company – 96 shares	1
*	Fidelity Int’l Enhanced Index Fund	Registered investment company – 984 shares	8
*	Fidelity Capital & Income	Registered investment company – 1,488 shares	15
*	Fidelity Select Biotechnology	Registered investment company – 49 shares	11
*	Fidelity New Millennium	Registered investment company – 2,839 shares	110
*	Fidelity Low Priced Stock	Registered investment company – 2,807 shares	141
*	Fidelity Small Cap Growth	Registered investment company – 2,897 shares	53
*	Fidelity Select Retailing	Registered investment company – 54 shares	5
*	Fidelity Strategic Dividend & Income	Registered investment company – 490 shares	7
*	Spartan 500 Index Inst.	Registered investment company – 250,677 shares	18,264
*	Spartan Extended Market Index Advantage	Registered investment company – 4,911 shares	271
	RS Small Cap Growth A	Registered investment company – 93,293 shares	6,113
	ABF Small Cap Value Inv.	Registered investment company – 266,366 shares	6,473
	ABN Amro River Road Dynamic Equity Cl N	Registered investment company – 3,533 shares	47
	Westport Fund Class R	Registered investment company – 29 shares	1
	AMG Yacktman Focused Service Cl	Registered investment company – 14,964 shares	387
	Aegis Value Fund Inc	Registered investment company – 2,912 shares	38

See accompanying report of independent registered public accounting firm.

PROFIT SHARING PLAN OF NVR, INC.

AND AFFILIATED COMPANIES

EIN: 54-1394360

Plan Number: 333

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2014

(Dollars in thousands)

Column A	Column B	Column C	Column D

	Identity of issue, borrower, lessor, or similar party	Description of investment	Current Value

	Registered Investment Companies
	Huber Capital Equity Income Fund Investor	Registered investment company – 2,273 shares	31
	Amana Mutual Fund Trust Growth	Registered investment company – 10,154 shares	348
	Baron Real Estate Fund Retail	Registered investment company – 327 shares	9
	Blackrock Health Sciences Port Cl C	Registered investment company – 3,605 shares	163
	Blackrock Balanced Cap Fd Cl A	Registered investment company – 476 shares	11
	Buffalo Micro Cap Fd	Registered investment company – 203 shares	3
	Dodge & Cox Income	Registered investment company – 723 shares	10
	Dodge & Cox Stock	Registered investment company – 575 shares	104
	Driehaus Emerging Markets	Registered investment company – 1,022 shares	30
	Eaton Vance Floating Rate Advantage Cl A	Registered investment company – 2,042 shares	22
	Federated Kaufmann Large Cap Fund Cl A	Registered investment company – 1,629 shares	29
	Federated Inst High Yield Bond Fd	Registered investment company – 3,288 shares	33
	Vulcan Value Partners Small Cap	Registered investment company – 349 shares	6
	First Eagle Sogen Global Class A	Registered investment company – 158 shares	8
	Firsthand E-Commerce	Registered investment company – 14,282 shares	116
	Franklin Age High Income Class A	Registered investment company – 3,948 shares	8
	Oakmark Fund	Registered investment company – 486 shares	32
	Oakmark International	Registered investment company – 3,928 shares	92
	Hennessy Focus Fund Investor Class	Registered investment company – 444 shares	30
	Hennessy Gas Utility Investor Cl	Registered investment company – 151 shares	5
	Intrepid Small Cap Fund	Registered investment company – 128 shares	2
	Ivy Asset Strategy Cl A	Registered investment company – 441 shares	11
	Janus Balanced	Registered investment company – 243 shares	8
	Matthews Pacific Tiger Fund	Registered investment company – 3,202 shares	85
	Metropolitan West Total Return Bond	Registered investment company – 4,259 shares	46
	Metropolitan West High Yield Bond Cl M	Registered investment company – 4,868 shares	47
	Needham Aggressive Growth Class A	Registered investment company – 11 shares	—
	Needham Small Cap Growth	Registered investment company – 20 shares	—
	Oppenheimer Developing Mkts Cl A	Registered investment company – 209 shares	7
	Pimco Total Return Class D	Registered investment company – 89 shares	1
	Pimco Short-Term Class D	Registered investment company – 2,271 shares	22
	Pimco Global Bond Fund (Unhedged) Cl D	Registered investment company – 64 shares	1
	Pimco Income Fd Cl D	Registered investment company – 8,035 shares	99
	Hodges Small Cap Fund	Registered investment company – 215 shares	4
	Royce Value Fund	Registered investment company – 64 shares	1
	Sextant International Fund	Registered investment company – 12 shares	—
	Ave Maria Rising Dividend Fund	Registered investment company – 2,860 shares	51

See accompanying report of independent registered public accounting firm.

PROFIT SHARING PLAN OF NVR, INC.

AND AFFILIATED COMPANIES

EIN: 54-1394360

Plan Number: 333

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2014

(Dollars in thousands)

Column A	Column B	Column C	Column D

	Identity of issue, borrower, lessor, or similar party	Description of investment	Current Value

	Registered Investment Companies
	Sit Dividend Growth Fd Cl S	Registered investment company – 59 shares	1
	Dreyfus Select Mngs Small Cap Growth A	Registered investment company – 432 shares	10
	Tcw Galileo Income + Growth Cl N	Registered investment company – 1,714 shares	30
	Tip Turner Micro Cap Growth Instl	Registered investment company – 2,830 shares	84
	Templeton Global Bond Class A	Registered investment company – 798 shares	10
	Touchstone Sands Cap Sel Grwth Z	Registered investment company – 262 shares	5
	Van Eck Global Leaders Class A	Registered investment company – 515 shares	7
	Vanguard Energy	Registered investment company – 146 shares	8
	Vanguard Specialized Gold & Prec Metals	Registered investment company – 541 shares	5
	Wasatch Core Growth	Registered investment company – 63 shares	4
	Wasatch 1St Source Long/Short Fd	Registered investment company – 386 shares	6
	Wellsfargo Discovery Fund-Investor Cl	Registered investment company – 2,008 shares	63
	Wells Fargo Growth Fund-Investor Class	Registered investment company – 525 shares	24
	Amg Managers Skyline Special Equities	Registered investment company – 1,261 shares	50

			225,749
	Common Collective Trusts
*	Fidelity Managed Income Portfolio	Common collective trust – 16,407,701 shares	16,651

	Employer Securities
*	NVR, Inc.	NVR, Inc. common stock – 58,209 shares	74,236

	Common Stocks
	Core Laboratories Nv	Shares of stock – 92 shares	11
	Fortescue Metal Grp Ltd Shs	Shares of stock – 118 shares	—
	AT&T Inc.	Shares of stock – 1,991 shares	67
	Arca Biopharma Inc Com	Shares of stock – 36 shares	—
	Alibaba Group Hldg Ltd	Shares of stock – 633 shares	66
	Amazon.Com Inc	Shares of stock – 1 shares	—
	American Express Co	Shares of stock – 330 shares	31
	Anthem Inc Com	Shares of stock – 67 shares	8
	Apple Computer Inc	Shares of stock – 1,404 shares	155
	Aqua America Inc	Shares of stock – 500 shares	13
	BP PLC Spon. ADR Rep.	Shares of stock – 1,013 shares	39
	Bank Of America Corp	Shares of stock – 96 shares	2
	Baxter Intl Inc	Shares of stock – 500 shares	37

See accompanying report of independent registered public accounting firm.

PROFIT SHARING PLAN OF NVR, INC.

AND AFFILIATED COMPANIES

EIN: 54-1394360

Plan Number: 333

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2014

(Dollars in thousands)

Column A	Column B	Column C	Column D

	Identity of issue, borrower, lessor, or similar party	Description of investment	Current Value

	Common Stocks
	Berkshire Hathaway Inc Del Cl B	Shares of stock – 214 shares	32
	Boeing Co	Shares of stock – 120 shares	16
	Brookfield Asset Mgmt Inc Com Voting	Shares of stock – 500 shares	25
	Capstone Cos Inc Com	Shares of stock – 426,730 shares	10
	Caterpillar Inc	Shares of stock – 239 shares	22
	Coca Cola Co	Shares of stock – 469 shares	20
	Conforce Intl Inc Com	Shares of stock – 30,000 shares	—
	Conocophillips	Shares of stock – 210 shares	14
	Continental Res Inc Okla Com	Shares of stock – 90 shares	3
	Crocs Inc Com	Shares of stock – 657 shares	8
	Walt Disney Co	Shares of stock – 405 shares	38
	Dow Chemical Co	Shares of stock – 400 shares	18
	Du Pont E I De Nemours & Co	Shares of stock – 207 shares	15
	Eog Resources Inc	Shares of stock – 54 shares	5
	Etfs Gold Tr Shs	Shares of stock – 45 shares	5
	Ecare Solutions Inc	Shares of stock – 300 shares	1
	Facebook Inc	Shares of stock – 30 shares	2
	Finjan Hldgs Inc Com	Shares of stock – 3 shares	—
	Ford Mtr Co Del Com	Shares of stock – 825 shares	13
	Galloway Energy Inc Com	Shares of stock – 7 shares	—
	General Electric Co	Shares of stock – 1,647 shares	42
	Genoil Inc Isin	Shares of stock – 20,000 shares	1
	Google Inc Cl A	Shares of stock – 9 shares	5
	Google Inc Cl C	Shares of stock – 9 shares	5
	Gopro Inc. Com	Shares of stock – 315 shares	20
	Groupon Inc Com	Shares of stock – 200 shares	2
	Hormel George A & Co	Shares of stock – 224 shares	12
	Illinois Tool Works	Shares of stock – 227 shares	21
	Intel Corp	Shares of stock – 59 shares	2
	Ishares Silver Tr Ishares	Shares of stock – 230 shares	3
	Ishares Inc Msci Switzerland Index Fd	Shares of stock – 335 shares	11
	Ishares Tr S&P 500 Index Fd	Shares of stock – 306 shares	63
	Ishares Tr Dow Jones U S Indl	Shares of stock – 28 shares	3
	Ishares Tr S&P U S Pfd Stk Index Fd	Shares of stock – 1,428 shares	56

See accompanying report of independent registered public accounting firm.

PROFIT SHARING PLAN OF NVR, INC.

AND AFFILIATED COMPANIES

EIN: 54-1394360

Plan Number: 333

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2014

(Dollars in thousands)

Column A	Column B	Column C	Column D

	Identity of issue, borrower, lessor, or similar party	Description of investment	Current Value

	Common Stocks
	Kinder Morgan Inc Delaware Com	Shares of stock – 341 shares	14
	Lendingclub Corp Com	Shares of stock – 100 shares	3
	Mccormick & Co Inc Non Vtg	Shares of stock – 217 shares	16
	Mcdonalds Corp	Shares of stock – 244 shares	23
	Medical Marijuana Inc Com	Shares of stock – 1,500 shares	—
	Merck & Co Inc Com	Shares of stock – 40 shares	2
	Microsoft Corp	Shares of stock – 8 shares	—
	Monster Beverage Corp Com	Shares of stock – 130 shares	14
	Procter & Gamble Co	Shares of stock – 586 shares	53
	Sjw Corp	Shares of stock – 500 shares	16
	SPDR Gold Tr Gold Shs	Shares of stock – 950 shares	108
	Sprott Physical Gold Tr Units	Shares of stock – 700 shares	7
	Sprott Physical Silver Trust Trust	Shares of stock – 800 shares	5
	Starbucks Corp	Shares of stock – 215 shares	18
	Sysco Corp	Shares of stock – 123 shares	5
	3M Company	Shares of stock – 300 shares	49
	Ultra Petroleum Corp	Shares of stock – 88 shares	1
	Unilever Plc Spons Adr	Shares of stock – 391 shares	16
	Union Pacific Corp	Shares of stock – 251 shares	30
	United Technologies Corp	Shares of stock – 638 shares	73
	Vanguard Specialized Portfolios Div	Shares of stock – 139 shares	11
	Vanguard Sector Index Fds Vanguard	Shares of stock – 233 shares	29
	Vanguard Sector Index Fds Vanguard	Shares of stock – 76 shares	10
	Vanguard Sector Index Fds Vanguard	Shares of stock – 870 shares	91
	Vanguard Int’l Equity Index Fd Inc FTSE	Shares of stock – 7 shares	—
	Vanguard Int’l Equity Index Fd Inc	Shares of stock – 10 shares	1
	Vanguard Index Tr Vanguard Extended	Shares of stock – 600 shares	53
	Verizon Communications	Shares of stock – 181 shares	8
	Visa Inc Com Cl A	Shares of stock – 300 shares	79
	Vodafone Group	Shares of stock – 377 shares	13
	Waste Management Inc	Shares of stock – 58 shares	3
	Whiting Pete Corp Com	Shares of stock – 80 shares	3
	Wpx Energy Inc Com	Shares of stock – 165 shares	2

See accompanying report of independent registered public accounting firm.

PROFIT SHARING PLAN OF NVR, INC.

AND AFFILIATED COMPANIES

EIN: 54-1394360

Plan Number: 333

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2014

(Dollars in thousands)

Column A	Column B	Column C	Column D

	Identity of issue, borrower, lessor, or similar party	Description of investment	Current Value

	Common Stocks
	Put (MSFT) Microsoft Corp	Shares of stock – 100 shares	—
	Call (GLD) Spdr Gold Tr Gold	Shares of stock – 10 shares	1
	Put (GM) General Motors Co	Shares of stock – 25 shares	2
	Emerge Energy Services Lp Units	Shares of stock – 201 shares	11
	Ferrellgas Partners L P Unit Ltd Part	Shares of stock – 150 shares	3
	Sandridge Permian Trust Com	Shares of stock – 500 shares	3
	Niska Gas Storage Common Units Llc	Shares of stock – 1,485 shares	4
	Plum Creek Timber Co Inc	Shares of stock – 273 shares	12
	Icahn Enterprises LP Despostitary Unit	Shares of stock – 32 shares	3

			1,717
	Interest-bearing cash	Cash held for pending investments and participant distributions in interest-bearing call accounts	1,249
	Participant loans – other	Participant loans with various rates of interest from 4.25% to 9.50% and maturity dates through July 2029	6,063

			$325,665

*  Party in interest.

See accompanying report of independent registered public accounting firm.

.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on behalf of the Plan by the undersigned thereunto duly authorized.

NVR, Inc.

Date: June 26, 2015	By:	/s/ Kevin N. Reichard
Kevin N. Reichard
Plan Administrator

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm